January 15, 2025

Christopher Posner
Chief Executive Officer
Cara Therapeutics, Inc.
400 Atlantic Street
Suite 500
Stamford, CT 06901

       Re: Cara Therapeutics, Inc.
           Registration Statement on Form S-4
           Filed December 18, 2024
           File No. 333-283900
Dear Christopher Posner:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. In the Notice of Special Meeting of Stockholders, the description of Proposal 1 appears to contemplate the approval of two different actions. Specifically, it appears to contemplate (i) approval of the issuance of shares and (ii) approval of the change of control. Please revise the description of the proposal to clarify, if true, that Proposal 1 covers one action (i.e., the issuance of shares), which will (i) represent more than 20%
       of the shares of your common stock outstanding immediately prior to the Merger and
       (ii) result in a change of control. Please make similar revisions throughout the proxy statement/prospectus as appropriate. Alternatively, tell us why you do not believe these revisions are appropriate.
 January 15, 2025
Page 2
Questions and Answers about the Merger
What will Cara's stockholders and option holders receive in the Merger?, page 4

2. You state that, at the Effective Time, your outstanding options will be accelerated and that the number of shares underlying such options will be adjusted based on the
       Reverse Stock Split. Please disclose whether the exercise price associated with such options also will be adjusted based on the Reverse Stock Split.
How many votes are needed to approve each Cara Proposal?, page 5

3. Please disclose here the votes needed to approve the Reverse Stock Split Proposal.
What are the material U.S. Federal Income Tax consequences of the Merger to holders of
Cara common stock?, page 5

4. You state that there will be no material U.S. federal income tax consequences to your stockholders as a result of the Merger. Please tell us what consideration you gave to disclosing any U.S. federal income tax consequences to your stockholders resulting from the accelerated vesting of your outstanding restricted stock units at the Effective
       Time.
The Companies
Cara Therapeutics, Inc., page 10

5. Please revise your disclosure to clarify whether Cara Therapeutics, Inc. intends to complete the Asset Disposition if the Merger is not consummated. Prospectus Summary
Merger Consideration and Exchange Ratio, page 15

6. In the second paragraph, you state that you assume an amount of Conversion Shares of approximately 46,115,173 and that you expect you will issue approximately
       46,115,173 shares of your common stock in the Merger. However, on page 188, you state that you expect you will issue approximately 311,701,096 shares of your common stock in the Merger. Please revise your disclosures as appropriate to reconcile this apparent inconsistency.
Support Agreements, page 17

7. You state here that your officers and directors, and their affiliated funds that hold your common stock and who collectively beneficially own approximately 1% of your common stock, entered into support agreements in favor of Tvardi relating to the
       Merger. However, on page 101, you state that, as of December 1, 2024, your directors and executive officers owned approximately 4.2% of your common stock and that the directors and executive officers owning these shares are subject to support agreements. Please revise your disclosures as appropriate to reconcile this apparent inconsistency. In addition, to the extent that only certain of your officers, directors and their affiliates have entered into support agreements, as indicated on page 128, revise your disclosures to identify which officers, directors and affiliates have entered into the support agreements.
 January 15, 2025
Page 3
Nasdaq Stock Market Listing, page 23

8. Please include disclosures here regarding the deficiency letters you received from
       Nasdaq, the current status of your efforts to regain compliance with
Nasdaq   s
       minimum stockholders    equity and minimum closing bid price
requirements, the
       deadlines for regaining compliance with these requirements, and the risk that your shares could potentially be delisted if you are not successful in timely regaining compliance with these requirements. Please also update the "Risk Factors" section to address this risk and any other material risks related to the deficiency letters.
The Merger
Background of the Merger, page 104

9. We note your disclosure that from July through October 11, 2024, Cara management negotiated a term sheet with CSL Vifor regarding "a potential asset disposition and the treatment of the HCR obligations." Please revise your disclosure to explain how
       Cara management identified CSL Vifor as a potential counterparty to the asset disposition.
10. On page 108, you disclose that Tvardi sent you a revised term sheet on November 1,
       2024 that, among other things, modified your net cash closing condition to $20 million. You then state that Tvardi sent you a further revised term sheet on November
       2, 2024 that, among other things, modified your net cash closing condition to $18 million. Please clarify whether there were any intervening events between these two deliveries that led to delivery of the further revised term sheet from Tvardi on
       November 2, 2024.
Cara Reasons for the Merger, page 111

11. In addition to your reasons for the Merger, please also disclose Tvardi s reasons for the Merger. Refer to Item 4(a)(2) of Form S-4.
Opinion of Cara's Financial Advisor, page 114

12. In the third and fourth bullet points on page 115, you state that, in arriving at the Piper
       Sandler Opinion, Piper Sandler reviewed and analyzed certain information furnished to Piper Sandler by your management, including financial forecasts related to both your business and Tvardi. However, it appears that only your management liquidation analysis is disclosed in the proxy statement/prospectus. Please disclose the other forecasts and projections you provided to Piper Sandler that Piper Sandler used to reach its fairness determination or tell us why you do not believe such disclosure is required.
13. On page 125, you state that, since January 1, 2022, Piper Sandler had no material relationships with, and did not receive any fees for investment banking services from,
       Cara, Tvardi or their respective affiliates, except for a proposed financing which was later abandoned. Please revise your disclosure to identify which party engaged Piper
       Sandler for the proposed financing and to describe and quantify any compensation
       Piper Sandler received, or will receive, as a result of the relationship. Refer to Item
       4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.
 January 15, 2025
Page 4

Proposal No. 4 (The Reverse Stock Split Proposal)...
Purpose, page 180

14. You briefly outline a few purposes for the Reverse Stock Split Proposal. Please also address the following:
           Disclose that there can be no guarantee or assurances that the Reverse Stock Split will have the intended effects.
           With respect to the second bullet point, identify the approximate number of additional shares you anticipate you will need to complete the Merger. In addition, clarify here whether you believe the Reverse Stock Split on its own will result in a number of authorized but unissued shares of your common stock sufficient to complete the Merger or whether approval of the Authorized Share
          Increase Proposal is also required to achieve this purpose.
Criteria to be Used for Determining Which Reverse Stock Split Ratio to Implement, page 181

15. In the last paragraph of this section, you state that you could be delisted from Nasdaq if your shares begin to trade below the requisite $1.00 per share bid price needed to maintain its listing. Please also disclose here that you have already received a deficiency letter from Nasdaq regarding your non-compliance with this listing requirement and disclose the status of your efforts to regain compliance with the requirement.
Proposal No. 5 (The Authorized Share Proposal)..., page 188

16. In the second paragraph, you include disclosure regarding the number of shares of your common stock expected to be available for future issuance following the issuance of your shares in the Merger. Please also clarify how many of these shares you expect will be reserved for future issuance (e.g., pursuant to your equity compensation plans, for issuance upon the exercise of options, etc.).
17. In the last paragraph, you state that the issuance of additional shares of your common stock could have dilutive effects. To the extent applicable, please also disclose any potential anti-takeover or other effects of the Authorized Share
Proposal.
Related Person Transactions of the Combined Company, page 266

18. To the extent applicable, please also include discussion here of the Tvardi support agreements and the lock-up agreements entered into in connection with the Merger.
Investor Agreements, page 268

19. We note your statement that the registration rights set forth in Tvardi's amended and restated investors' rights agreement will continue following completion of the Merger.
       Please disclose the number of shares subject to registration rights and briefly describe the material terms of such registration rights.
Where You Can Find More Information, page 284

20. We note that you incorporate certain registrant information into the proxy statement/prospectus by reference to documents you previously filed with the
 January 15, 2025
Page 5

       Commission. We further note that you incorporate by reference certain future filings you may make with the Commission. However, it does not appear that you meet the aggregate market value requirement of General Instruction I.B.1 of Form S-3, which would permit you to incorporate certain information by reference into Form S-4.
       Please provide us with an analysis of your eligibility to incorporate by reference or revise your proxy statement/prospectus to include the information required by Item 14 of Form S-4. Refer to General Instruction B.1 of Form S-4. In addition, you should include any other information required by Form S-4 and Schedule 14A that is
       currently incorporated by reference, including, for example only, any relevant risk factors and compensation disclosures. Regarding compensation disclosures, we note that Item 8(b) of Schedule 14A requires disclosure of the information required by
       Item 402 of Regulation S-K for the registrant when any compensation plan in which any director, nominee for election as a director or executive officer of the registrant will participate. We further note that you are seeking approval of two equity compensation plans but that you have only included Item 402 disclosure
for Tvardi   s
       named executive officers.
Unaudited Pro Forma Condensed Combined Financial Statements, page 288

21. Revise Note 4 on page 297 as well as similar disclosure on page 23 to provide an additional bullet supporting your merger accounting to describe the extent to which you believe that, following the asset disposition and related transactions and immediately prior to the merger with Tvardi, Cara Therapeutics, Inc. will effectively be a non-operating shell company for accounting purposes.
Item 21 - Exhibits and Financial Statement Schedules, page II-3

22. Please file the following agreements as exhibits to the registration statement or tell us why you do not believe you are required to do so:
           the stockholder support and lock-up agreements entered into in connection with the Merger;
           Tvardi's December 2023 Note Purchase Agreement and related form of promissory note;
           Tvardi's restricted stock purchase agreements with its founders, pursuant to which
           Tvardi is obligated to pay royalties to each such founder; and the amended and restated investors' rights agreement setting forth the registration
           rights of certain Tvardi stockholders.
23.    We note you intend to file the form of preliminary proxy card as Exhibit
99.8. Please
       note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph
(a)(3) of Exchange
       Act Rule 14a-4.
General

24. Please include the information required by Exchange Act Rule 14a-5(e). Refer to Item
       18(a)(1) of Form S-4 and Item 1(c) of Schedule 14A.
 January 15, 2025
Page 6

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Daniel Bagliebter, Esq.